11 June 2014

National Grid plc (‘the Company’)

Scrip Dividend for 2013/14 Final Dividend

The optional scrip dividend, allowing shareholders to receive new fully paid ordinary shares in the Company, instead of a cash dividend, is available to ordinary shareholders on the register on 6 June 2014, the dividend record date. A timetable is provided below.

For ordinary shareholders, the scrip dividend reference price for the 2013/14 final dividend is 836.10 pence. This is calculated as the average closing mid-market price of an ordinary share for the five dealing days commencing with, and including, the ex-dividend date.

For American Depositary Receipt (ADR) holders, the scrip ADR reference price for the 2013/14 final dividend is US$70.1362. This is calculated by multiplying the scrip dividend reference price above by five (as there are five ordinary shares underlying each ADR) and by the average US$ rate for the equivalent dates. As previously announced by the New York Stock Exchange, the ex-dividend date for ADR holders is 29 July 2014.

The terms and conditions of the scrip dividend are available on the Company’s website at www.nationalgrid.com in the Investors section, under Dividends or from Capita Asset Services (0871 402 3344, nationalgrid@capita.co.uk).

2013/14 final dividend timetable:

15 May 2014	2013/14 full year results and dividend amount declared – 27.54 pence per ordinary share;$2.3107 per ADS*
4 June 2014	Ordinary shares go ex-dividend
5 June 2014	Annual Report and Accounts publication date
6 June 2014	Record date
11 June 2014	Scrip dividend reference price announced
27 June 2014	Scrip dividend election date
28 July 2014	Annual General Meeting
20 August 2014	Dividend payment date

* The figure shown is gross of a $0.02 per ADS dividend fee which will be applied to cash distributions made to ADS holders in relation to the 2013/14 final dividend. This fee does not apply to ADSs received through the scrip dividend.

Contact: Alice Morgan (020 7004 3228)